UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to ________

Commission file number 333-137857

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Unit Corporation Employees' Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unit Corporation
8200 South Unit Drive
Tulsa, Oklahoma 74132

Unit Corporation
Employees' Thrift Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm (HoganTaylor LLP)	1
Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers, LLP)	2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	4

Notes to Financial Statements	5

Supplemental Schedule*

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2015	14

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2015	15

Signature	16

Exhibit Index	17

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm (HoganTaylor LLP)
Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers, LLP)

* Other schedules required by Section 2520.103-10 of the Department of Labor's (DOL) Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Benefits Committee
Unit Corporation Employees' Thrift Plan

We have audited the accompanying statement of net assets available for benefits of Unit Corporation Employees' Thrift Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of the Plan as of and for the year ended December 31, 2014, were audited by other auditors whose report dated June 29, 2015, expressed an unqualified opinion on those statements.

The supplemental information in the accompanying schedules of delinquent participant contributions and assets (held at end of year) as of and for the year ended December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HoganTaylor LLP

Tulsa, Oklahoma
June 16, 2016

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Unit Corporation Employees’ Thrift Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Unit Corporation Employees’ Thrift Plan (the “Plan”) at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
June 29, 2015

Unit Corporation
Employees' Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
ASSETS
Investments, at fair value:
Common stock of Unit Corporation	$15,472,371	$21,942,049
Mutual funds	44,019,688	56,424,659
Guaranteed investment contract	11,345,172	16,785,779
Pooled separate accounts	6,098,352	—
Total investments at fair value	76,935,583	95,152,487
Receivables:
Employer contributions	6,193,278	6,778,050
Employee contributions	145,017	264,152
Total receivables	6,338,295	7,042,202
Net assets available for benefits, at fair value	83,273,878	102,194,689
Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,329,801	1,299,446
Net assets available for benefits	$84,603,679	$103,494,135

The accompanying notes are an integral part of the financial statements.

Unit Corporation
Employees' Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

2015
Investment income (loss)
Net depreciation in fair value of investments (Note 4)	$(21,239,170)
Dividend income	750,526
Interest income	291,633
Other income	68,961
Total investment loss	(20,128,050)
Contributions
Employer	6,193,278
Employee	7,146,789
Rollovers	381,795
Total contributions	13,721,862
Deductions
Distributions	(12,478,630)
Administrative expenses	(5,638)
Total deductions	(12,484,268)

Net decrease in assets available for benefits	(18,890,456)
Net assets available for benefits
Beginning of the year	103,494,135
End of the year	$84,603,679

The accompanying notes are an integral part of the financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014
———————————————————————————————————————————————————

1.	Description of Plan

The following description of the Unit Corporation Employees' Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan covering all eligible employees of Unit Corporation and its subsidiaries (the “Company”), the Plan sponsor. Principal Trust Company, an affiliate of Principal Financial Group (collectively “Principal”), serves as trustee and the record keeper for the Plan under a trust agreement dated January 1, 2006. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the Company’s Benefits Committee (the “Committee”) which, in turn, may delegate certain administrative functions to other committees and/or officers of the Company. The Committee has overall responsibility for the operations and administration of the Plan. The Committee is also the named fiduciary of the Plan for purposes of investment related matters.

The Plan allows non-excluded employees to participate in the Plan on the first day of any month immediately upon the attainment of age 18 and completion of three months of service.

Contributions

The Plan allows participants to contribute up to 99% of their total monthly compensation (including overtime pay, bonuses and other extraordinary compensation), subject to certain limitations. Participants who are age 50 and above may also elect to make “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”).

The Plan also provides for discretionary Employer matching contributions that may be in the form of cash or shares of the Company’s common stock.  During 2015, the Company’s Board of Directors approved the Employer’s matching contribution to be 117% of deferrals up to 6% of a participant’s compensation.   Employees are eligible for the Employer’s matching contribution if the participant made contributions during the year.  The Employer’s matching contribution for 2015 was made in shares of the Company’s common stock.

Participants' Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, if any, and investment income (loss).

The administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are charged to certain participants for member requested and specific services. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their contributions into various investment options that include mutual funds, pooled separate accounts, an insurance contract, and common stock in Unit Corporation.

Vesting

Participants are immediately vested in all contributions including employer contributions, plus actual earnings on those contributions.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014
———————————————————————————————————————————————————

Payment of Benefits

The normal retirement age under the terms of the Plan is age 62. Participants may generally elect to receive their benefit in a single lump sum payment.

The participant's account balance is retained in the Plan until the participant requests a payment due to termination, death, disability or retirement. At the Plan administrative committee's discretion and with the terminated participant's consent, payment of such vested benefits may be made at an earlier date.

Withdrawals

Participants may withdraw their salary reduction contributions only on termination of employment, attainment of age 59-1/2 or normal retirement age, or where there is a hardship defined by the Plan. The vested portion of Company contributions may be withdrawn only on termination of employment or attainment of age 59-1/2.

Participant Loans

The Plan does not provide for loans to participants.

Unit Corporation Common Stock Fund

The Unit Corporation Common Stock Fund, consisting solely of Unit Corporation common stock, includes elective contributions from the participants as well as matching Company contributions made in Company common stock. All Company matching contributions made in shares of Company common stock are initially directed into the Unit Corporation Common Stock Fund. Once the common stock has been allocated to a participant’s account, the participant may sell the common stock and allocate the proceeds to other investment options.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are presented on the accrual method of accounting.

Payment of Benefits

Distributions are recorded when paid to participants.

New Accounting Pronouncements

The FASB has issued ASU 2015-07, Fair Value Measurement - Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent). This amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value ("NAV") per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied will continue to be included in the fair value hierarchy along with the related disclosures. This amendment is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted. The Plan decided not to early adopt ASU 2015-07. The adoption of this guidance will simplify the disclosures and is not expected to have a material effect on the financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014
———————————————————————————————————————————————————

The FASB has issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient. This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively. The Plan decided not to early adopt ASU 2015-12, and the adoption of this guidance will simplify the disclosures and is not expected to have a material effect on the financial statements.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefit's Committee determines the Plan's valuation policies utilizing information provided by the Investment adviser and Principal. See Note 8 for discussion of fair value measurements.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan document.

Administrative Expenses

Administrative expenses include member transaction fees. The Company voluntarily pays other administrative expenses (such as record keeping, legal, and accounting fees). The Company will not seek reimbursement from the Plan for its payment of these expenses. Certain administrative functions are performed by officers and employees of the Company. No compensation is provided from the Plan for these services.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014
———————————————————————————————————————————————————

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stock, mutual funds, pooled separate accounts, and a guaranteed investment contract. Investment securities are exposed to various risks, such as interest rate and market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will continue to occur and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant account balances will be distributed to participants in accordance with the terms of the Plan.

4.	Investments

All investments are held by the Plan trustee on behalf of the Plan under a trust agreement. Investments representing 5% or more of the Plan’s net assets are as follows:

	Shares (#)	Value
December 31, 2015
Mutual funds
Principal Large Cap Growth I Inst Fund	459,916	$5,500,590
BlackRock Total Return Fund	434,039	4,995,793
Vanguard Mid-Cap Growth Index Adm Fund	107,509	4,616,436
Guaranteed investment contract at contract value- Principal Fixed Income 401(a)/(k)		12,674,973	*
Common stock of Unit Corporation	1,268,227	15,472,371

* Fair value is $11,345,172

December 31, 2014
Mutual funds
Principal Large Cap Growth I Inst Fund	441,549	$5,492,867
BlackRock Total Return Fund	500,801	5,939,497
Neuberger & Berman Genesis Inst Fund	96,935	5,486,538
Guaranteed investment contract at contract value- Principal Fixed Income 401(a)/(k)		18,085,225	**
Common stock of Unit Corporation	643,462	21,942,049

** Fair value is $16,785,779

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014
———————————————————————————————————————————————————

During 2015, the Plan’s investments (including gains or losses on investments purchased and sold as well as held during the year) depreciated in value as follows:

2015
Mutual funds	$(684,947)
Pooled separate accounts	(335,010)
Common stock of Unit Corporation	(20,219,213)
Net depreciation in fair value of investments	$(21,239,170)

5.	Guaranteed Investment Contract

Effective January 1, 2006, the Plan entered into a benefit-responsive investment contract with Principal, the Principal Fixed Income Option 401(A)(K)("PFIO"). The PFIO is issued by Principal Life Insurance Company. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The plan invests in a single group annuity contract with a fixed rate of interest. The Statements of Net Assets Available for Benefits present the fair value of the investment in the annuity contract as well as the adjustment of the fully benefit-responsive investment in the annuity contract from fair value to contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the guaranteed investment contract at December 31, 2015 and 2014, was $11,345,172 and $16,785,779, respectively.

The methodology for calculating the interest crediting rate is defined in the contract under the term "Composite Crediting Rate." The composite crediting rate is determined by solving for the rate that, when used to accrue interest from the first day of such deposit period to the end of such deposit period, including expected net cash flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest five basis points:

(a)
The aggregate of the values of each guaranteed interest fund for which the deposit period have closed. This value will be determined by accumulating the value immediately prior to the first day of the deposit period for which the composite crediting rate is determined, with interest at the effective annual guaranteed interest rate for each such guaranteed interest fund for the deposit period.

(b)
The expected value of any guaranteed interest fund for which the deposit period has not closed. This value will be determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

(c)
The expected value of any guaranteed interest fund for the deposit period the composite crediting rate is being determined. This value will be determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

The crediting interest rates are reset every January 1 and July 1 as determined by Principal. There was no minimum crediting rate. Changes in future interest crediting rates will not affect the amount reported on the Statements of Net Assets Available for Benefits representing the adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014
———————————————————————————————————————————————————

The PFIO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a stable value fund. As a result, the average yield earned by the Plan is the yield earned (i.e. interested credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	Rate 2015	Rate 2014
July 1 - December 31	1.80%	2.00%
January 1 - June 30	2.00%	2.05%

By definition, the PFIO group annuity contract is an insurance contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Deposits received prior to 3:00 P.M. Central Time on a business day are accepted and credited to the relevant guaranteed interest fund. Interest is credited to the guaranteed interest fund on a daily basis from the date deposits are accepted until paid, transferred, or applied in full. Fees may be paid in one of the following three ways:

•By being netted from the effective annual interest rate;
•By being paid separately by the Plan sponsors; or
•By being deducted from the guaranteed interest fund.

Benefit payments and transfers are deducted from the value of the guaranteed interest fund, to the extent that the composite value is sufficient to make such payments. Payments and transfers are made in full within three business days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financial instruments, up to an additional 30 days may be required to make such payments or transfers.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) termination of the Plan's interest, if the Plan Sponsor wishes to terminate the Plan's interest, the value of the Plan's interest will be paid out twelve months after the record keeper receives notification. In lieu of the twelve month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender fee and (2) termination of the contract, the Plan's contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and the Plan sponsor and there are no guaranteed interest funds with a value greater than zero. The plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

6.	Income Tax Status

A favorable determination affirming the continuation of qualification of the Plan under Section 401 of the Internal Revenue Code and the tax exempt status of the Trust under Section 501 from the Internal Revenue Service was received on March 29, 2010. The Plan's determination letter is being relied on by the Plan. The Plan was amended; however, the changes were not significant and do not impact the compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the DOL. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014
———————————————————————————————————————————————————

7.	Related Party and Party-in-Interest Transactions

Certain Plan investments consisting of mutual funds, pooled separate accounts, and the investment contract are managed by Principal. These transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net depreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment.  The Plan also made direct payments to the service provider which was not covered by revenue sharing.

Additionally, certain Plan investments are shares of Unit Corporation common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions. The fair value of this investment totaled $15,472,371 and $21,942,049 at December 31, 2015 and 2014, respectively. Purchases and sales of Company common stock totaled $19,626,578 and $5,885,775 in 2015, respectively, and totaled $17,209,438 and $15,297,646 in 2014, respectively. The market price for Unit Corporation common stock as of December 31, 2015 and 2014 was $12.20 and $34.10, respectively.

8.	Fair Value Measurements

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under ASC 820 are described below.

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled separate accounts: Valued based upon the units of such pooled separate accounts held by the Plan at year end multiplied by the respective unit value. While the underlying assets values are quoted prices, the NAV of a separate account is not publicly quoted.

The pooled separate accounts must receive a seven day notification to pay or transfer amounts out of the funds.  If the market or investment conditions are disorderly, a 270 day notification is required.  These limitations will not apply to the payments at a participant's death, disability, or retirement and to purchase an annuity.  There were no unfunded commitments as of December 31, 2015.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014
———————————————————————————————————————————————————

Company stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Small/mid U.S. equity	$9,934,991	$—	$—	$9,934,991
Large U.S. equity	7,307,358	—	—	7,307,358
International equity	3,546,613	—	—	3,546,613
Balanced	17,074,187	—	—	17,074,187
Fixed income	6,156,539	—	—	6,156,539
Total mutual funds	44,019,688	—	—	44,019,688
Pooled separate accounts:
Index	—	6,098,352	—	6,098,352
Total pooled separate accounts	—	6,098,352	—	6,098,352
Common stock of Unit Corporation	15,472,371	—	—	15,472,371
Guaranteed investment contract	—	—	11,345,172	11,345,172
	$59,492,059	$6,098,352	$11,345,172	$76,935,583

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Small/mid U.S. equity	$16,112,209	$—	$—	$16,112,209
Large U.S. equity	10,866,696	—	—	10,866,696
International equity	3,641,244	—	—	3,641,244
Balanced	18,629,714	—	—	18,629,714
Fixed income	7,174,796	—	—	7,174,796
Total mutual funds	56,424,659	—	—	56,424,659
Common stock of Unit Corporation	21,942,049	—	—	21,942,049
Guaranteed investment contract	—	—	16,785,779	16,785,779
	$78,366,708	$—	$16,785,779	$95,152,487

There were no transfers between different levels of the fair value hierarchy for the years ended December 31, 2015 and 2014.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014
———————————————————————————————————————————————————

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the guaranteed investment contract at year ended December 31, 2015:

2015
Balance, beginning of year	$16,785,779
Realized gains (losses)	—
Unrealized gains (losses) related to instruments still held at the reporting date (1)	(30,355)
Interest	291,633
Purchases	5,288,080
Settlements	(10,989,965)
Balance, end of year	$11,345,172

The amount of total gains or losses for the period attributable to the change in unrealized gains (losses) relating to assets still held at the reporting date	$(30,355)

(1) Unrealized gains (losses) from the guaranteed investment contract are not included in the Statement of Changes in Net Assets Available for Benefits as the contract is recorded at contract value for the purposes of the net assets available for benefits.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table includes quantitative information about significant unobservable inputs used to derive the fair value of the Level 3 asset:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range
Guaranteed Investment Contract	$11,345,172	Discounted Cash Flow(1)	Discount Rate Duration (Years)	2.27% 10

(1)
Fair value is the present value of the expected principal balance and interest cash flows over the remaining term of the investment contract through December 31, 2025, discounted at the risk free rate of return for this period.

9.	Concentration of Investments

As of December 31, 2015 and 2014, the Plan held $15,472,371 and $21,942,049, respectively, of Company common stock, which was approximately 20% and 23%, respectively, of total investments. Therefore, net assets available for benefits are particularly sensitive to changes in the value of Company common stock.

10.	Subsequent Event

The Plan considers events that occur after the date of the Statements of Net Assets Available for Benefits but before the financial statements are issued to determine appropriate accounting disclosure for those assets. Management evaluated and determined there were no events or transactions that occurred subsequent to December 31, 2015 and through the time of filing this annual report on Form 11-K that required disclosure.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2015
———————————————————————————————————————————————————

	Total that Constitute Nonexempt Prohibited Transactions
	Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Prior to 2015	$25,932,040	$—	$—	$—	$25,932,040
2015	4,996,404	1,428,469	—	—	3,567,935
	$30,928,444	$1,428,469	$—	$—	$29,499,975

The above contributions were transmitted to the trustee after the date the DOL may determine as the earliest date such contributions reasonably could have been segregated from the employer's general assets. The Plan Administrator has revised certain 401(k) deposits in accordance with the United States Department of Labor’s Voluntary Fiduciary Correction Program (VFCP). The lost earnings related to the VFCP corrections were approximately $29,000. The Company filed a Form 5330-Return of Excise Taxes Related to Employee Benefit Plans with the IRS and paid the appropriate excise tax. The lost earnings on the contributions not corrected as of December 31, 2015 were less than $500, the Company plans to file a Form 5330-Return of Excise Taxes Related to Employee Benefit Plans with the IRS and pay the appropriate excise tax in 2016.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
———————————————————————————————————————————————————

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	American Funds	American Funds EuroPacific Grth R6 Fund	$—	$428,708
	American Funds	American Funds New Perspective R6 Fund	—	439,921
	BlackRock	BlackRock Total Return K Fund	—	4,995,793
	Columbia	Columbia Dividend Opportunity Z Fund	—	1,806,768
	Dodge and Cox	Dodge & Cox International Stock Fund	—	2,192,274
	Goldman Sachs	Goldman Sachs Small Cap Value Inst Fund	—	1,399,113
	Janus	Janus Enterprise I Fund	—	1,140,484
	Oppenheimer Funds	Oppenheimer International Growth Y Fund	—	485,710
*	Principal Funds	Principal Large Cap Growth I Inst Fund	—	5,500,590
*	Principal Funds	Principal Mid Cap Value I Inst Fund	—	1,674,360
	Prudential Investments	Prudential Jennison Small Company Z Fund	—	820,143
*	Principal Life Insurance Company	Principal Large Cap S&P 500 Index SA-I5	—	2,852,076
*	Principal Life Insurance Company	Principal Mid Cap S&P 400 Index SA-I5	—	1,438,566
*	Principal Life Insurance Company	Principal Small Cap S&P 600 Index SA-I5	—	1,807,710
	Vanguard Group	Vanguard Target Retirement Inc Inv Fund	—	412,808
	Vanguard Group	Vanguard Target Retirement 2010 Inv Fund	—	988,508
	Vanguard Group	Vanguard Target Retirement 2015 Inv Fund	—	1,835,488
	Vanguard Group	Vanguard Target Retirement 2020 Inv Fund	—	3,351,497
	Vanguard Group	Vanguard Target Retirement 2025 Inv Fund	—	1,639,127
	Vanguard Group	Vanguard Target Retirement 2030 Inv Fund	—	1,904,667
	Vanguard Group	Vanguard Target Retirement 2035 Inv Fund	—	1,038,714
	Vanguard Group	Vanguard Target Retirement 2040 Inv Fund	—	2,587,732
	Vanguard Group	Vanguard Target Retirement 2045 Inv Fund	—	901,304
	Vanguard Group	Vanguard Target Retirement 2050 Inv Fund	—	2,065,804
	Vanguard Group	Vanguard Target Retirement 2055 Inv Fund	—	179,842
	Vanguard Group	Vanguard Target Retirement 2060 Inv Fund	—	168,696
	Vanguard Group	Vanguard Interm-Term Bond Index Adm Fund	—	1,160,746
	Vanguard Group	Vanguard Mid-Cap Growth Index Adm Fund	—	4,616,436
	Vanguard Group	Vanguard Small Cap Value Index Adm Fund	—	124,988
	Vanguard Group	Vanguard Value Index Admiral Fund	—	159,467
*	Principal Life Insurance Company	Principal Fixed Income 401(a)/(k)	—	11,345,172
		Guaranteed Investment Contract
*	Unit Corporation	Common Stock, $0.20 par value	—	15,472,371
	Total			$76,935,583
* Represents investments which qualify as party-in-interest as described in Note 7.

Column (d) cost information is not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIT CORPORATION EMPLOYEES' THRIFT PLAN

Unit Corporation as Administrator of the Plan

By:  /s/ Mark E. Schell                                                                                               Date: June 16, 2016
Mark E. Schell
Senior Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm (HoganTaylor LLP)
23.2	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP)